Exhibit 4.2(d)

BSA 2014-1 Issuance Agreement

SEQUANS COMMUNICATIONS

Société anonyme au capital de 1.182.668,64 Euros

Siège social : Les Portes de la Défense, 15-55 boulevard Charles de Gaulle - 92700 COLOMBES

RCS Nanterre 450 249 677

BSA 2014-1 (Warrants) Issuance Agreement

Dated

(1) SEQUANS COMMUNICATIONS

(2) THE HOLDERS OF BSA 2014-1

BSA 2014-1 Issuance Agreement

Summary

PREAMBLE : PRESENTATION OF THE ISSUANCE AGREEMENT

BSA 2014-1 Issuance Agreement

WHEREAS

In order to reward its business partners (consultants, advisers...) which have not the quality of shareholder of the company, Sequans Communications wishes to set up a system enabling them to share in its growth.

This BSA 2014-1 warrants subscription plan is a mechanism by which Sequans Communications offers its business partners the possibility of subscribing for warrants (hereafter referred to as “BSA 2014-1”) at a set price; the exercise of each BSA 2014-1 allows the subscription for a new ordinary share during a certain period, at a price set on the date the BSA 2014-1 are issued, and that remains fixed during the entire period. In this way, the beneficiaries participate in their company’s performance through the changes in share value, even before they become shareholders by exercising the BSA 2014-1 to subscribe for shares. This mechanism is governed, in particular, by the provisions set forth under article L.228-91 of the French Commercial Code.

In a decision taken on 26 June 2014, a combined general shareholders’ meeting voted in favour of the principle of issuing BSA 2014-1, with a unitary price of 0.01 Euro, likely to give rise to a maximum of 1,350,000 new ordinary shares with a unitary par value of EUR 0.02.

This combined general shareholders’ meeting has defined the conditions of setting of the subscription price for the security likely to be issued upon exercise of each BSA 2014-1 and decided that this price would be equal to the closing price of the Sequans Communications share (ADS) listed on the New York Stock Exchange (NYSE), on the date of the granting of said BSA 2014-1.

In addition, this decision granted the Board of Directors the power to issue such BSA 2014-1, on one or more occasions, including the authority to determine the holders and the number of BSA 2014-1 to be issued and the exercise conditions. Furthermore, the Board of Directors was granted the power to increase share capital by a maximum amount equal to the total number of BSA 2014-1 issued, to record the successive increases in share capital as a result of the exercise of the BSA 2014-1, and to carry out all formalities required as a result thereof.

Pursuant to the aforesaid delegation of power, the Board of Directors has defined, at a meeting held on June 26th 2014, the terms and conditions of the BSA 2014-1 (Warrants) Issuance Agreement (the “Issuance Agreement”) governing BSA 2014-1.

BSA 2014-1 Issuance Agreement

THE PARTIES AGREE AS FOLLOWS

Title 1. SUBSCRIPTION AND FEATURES OF BSA 2014-1

Article 1. Holders of BSA 2014-1

The Holder is a physical person having effective contractual relationship – on the basis of a services contract duly signed—with Sequans Communications at the date an offer of subscription of BSA 2014-1 is made pursuant to this Issuance Agreement.

Holders are approved by the Company’s Board of Directors.

Article 2. Allotment and subscription of BSA 2014-1.

The BSA 2014-1 proposed to the Holders shall be subscribed at the price of 0.01 Euro per BSA 2014-1, price which shall be paid on subscription, either by mean of a payment in cash or by way of a set-off with a debt.

The number of BSA 2014-1 proposed to each Holder shall be indicated in an Individual Notification Letter sent to him/her by the Chairman or his delegate; the subscription of such BSA 2014-1 shall be done no later than 7 days from the receipt of the aforesaid letter, by returning to the Company

(i)	a copy of this Issuance Agreement,

(ii)	a copy of the Individual Letter of Notification, and

(iii)	the BSA subscription form duly signed

being specified that all such copies shall be duly executed by the Beneficiary who acknowledges that the Individual Letter of Notification is part of these Issuance Agreement.

FAILURE TO COMPLY WITH THIS MAJOR FORMALITY WITHIN THE APPLICABLE PERIOD – EXCEPT IN THE EVENT OF FORCE MAJEURE – SHALL RENDER THE BSA 2014-1 ISSUED IMMEDIATELY AND AUTOMATICALLY NULL AND VOID.

Article 3. Features and period of validity of BSA 2014-1 – Conditions of exercise

BSA 2014-1 are granted for a period of 10 years as from the time they are issued by the Board of Directors, and provided they are subscribed for by the Holder.

BSA 2014-1 must be exercised within the aforementioned maximum period of 10 years, any BSA 2014-1 not exercised before the expiry of such period shall automatically become null and void.

The Holder must comply with the following schedule:

(i) first allotment

•	The Holder may exercise his/her BSA 2014-1 at the rate of 1/24th per month for the period between the 1st and 24th month following the date the services contract signed with Sequans Communications – or one of its subsidiaries—has entered in force.

BSA 2014-1 Issuance Agreement

(i) further allotment(s)

•	The Beneficiary may exercise his/her BSA 2014-1 at the rate of 1/24th per month for the period between the 1st and 24th month following the date of the issue of such BSA 2014-1.

Exercising a BSA 2014-1 entitles the Holder to subscribe for one new ordinary share with a par value of EUR 0.02 (hereafter a “New Share”).

This number of shares cannot be modified during the BSA 2014-1’ period of validity, except in the event of an adjustment in the subscription price - as defined under article 5 below - in accordance with the requirements provided by law.

Article 4. Cessation of Holder’s contractual relationship with Sequans Communications or one of its subsidiaries - Exceptions

In the event of a termination, anticipated or not, of the Holder’s services contract with Sequans Communications or one of its subsidiaries, regardless of the reason, said Holder shall lose any and all rights with regard to BSA 2014-1 not yet exercisable on the date of the aforesaid termination, in accordance with the schedule for exercising the BSA 2014-1 set out in the Individual Notification Letter referred to under article 2 above.

However, the Holder retains the right to exercise BSA 2014-1 that are exercisable and that have not yet been exercised, provided that such Holder exercises his/her BSA 2014-1 within a period of thirty (30) days following the aforesaid termination.

After the expiry of such period, the Holder shall lose any and all rights with regard to unexercised BSA 2014-1 which shall be null and void.

Notwithstanding the above and in the event of

•	death of the Holder, his heirs or beneficiaries shall have a period of 6 months to exercise the BSA 2014-1. After the expiry of this 6-month period hereinabove, said heirs or beneficiaries shall lose all rights with regard to unexercised BSA 2014-1,

•	2nd and 3rd category disability, within the meaning of article L.341-4 of the French Social Security Code—or an equivalent foreign social security regime - Holders may preserve their right to exercise their BSA 2014-1 which are exercisable, but they will remain subject to the other conditions of this Plan.

Article 5. Setting of the subscription price for shares covered by the BSA 2014-1

The subscription price for New Shares to be issued pursuant to an exercise of the BSA 2014-1 is set at the closing price of the Sequans Communications share (ADS) listed on the NYSE, on the effective date of allotment of such BSA 2014-1.

BSA 2014-1 Issuance Agreement

This price is mentioned in the Individual Notification Letter, price which may not be changed during the BSA 2014-1’ period of validity, except in the event of adjustments in accordance with statutory and regulatory requirements.

The subscription price is set in USD per share (ADS); the counter value in Euros shall be determined on the exercise date of the BSA. The par value of each share (ADS) is EUR 0.02.

Title 2. RIGHT OF EXERCISE – SUSPENSION – FORMALITIES – SHARES SUBSCRIBED

Article 6. Suspension of the rights to exercise BSA 2014-1

If necessary, the Board of Directors may suspend the right to exercise the BSA 2014-1. In particular, a suspension may be ordered whenever a transaction concerning Sequans Communications’ share capital requires knowing in advance the exact number of shares that make up share capital or in the event that one of the financial transactions requiring an adjustment is carried out.

In such case, Sequans Communications shall inform the Beneficiaries of the BSA 2014-1, indicating the date of the suspension and the date on which the right to exercise BSA 2014-1 will be re-established. Such suspension may not exceed 3 months.

If the right to exercise a BSA 2014-1 expires during a period in which rights are suspended, the period for exercising the BSA 2014-1 shall be extended by 3 months.

Article 7. Conditions of exercise of BSA 2014-1

All requests for exercising BSA 2014-1, documented by the signature of a subscription certificate specific to this BSA 2014-1 Issuance Agreement, shall be sent to Sequans Communications, and shall be accompanied by a cheque made out to the Company’s order in an amount corresponding to the number of New Shares subscribed, considering that such shares must be fully paid up in cash at the time of subscription, except the case of settlement of the subscription price by way of a set-off with a debt.

If the Holder has been registered in the on-line equity management system established by the Company, exercise of BSA 2014-1 shall take place in accordance with the process manual provided to the Holder and/or available from the Company’s human resources department.

Failure to fully pay the exercise price renders the subscription null and void.

Article 8. Delivery and form of shares

New Shares acquired by exercising BSA 2014-1 are registered in the books of Sequans Communications as registered shares.

BSA 2014-1 Issuance Agreement

Article 9. Rights and availability of shares

The New Shares shall be subject to all provisions of the by-laws and shall enjoy all rights pertaining to ordinary shares as from the date the increase in share capital is completed.

However, since these shares are listed for trading on the New York Stock Exchange and in order to avoid any insider trading risk, Holders shall comply with the Insider Trading Compliance Policy of the Company, available on the Company’s intranet and website, and/or from the human resources department.

Title 3. REPRESENTATION OF HOLDERS – PROTECTION – AMENDMENT OF THE ISSUANCE AGREEMENT

Article 10. Representation of Holders of BSA

Pursuant to the provisions of Article L. 228-103 of the French Commercial Code, the Holders of BSA 2014-1 are grouped into a body with legal personality protecting their joint interests (the “masse”). General meetings of Holders may meet at the registered office or in any other location of the department of the registered office or of bordering departments.

The masse will appoint one or more representatives of the body, at the request of the Board of Directors. The representative(s) of the masse will be governed by applicable legal and regulatory provisions. The representative of the masse will receive no remuneration for his duties.

Article 11. Protection of Holders – Rights of the Company

11.1	Holders will enjoy the protection reserved by law and regulations for holders of securities giving access to the capital. The Company will provide the Holders, or their representative, with the information set out by the law and regulations.

11.2	During the entire period of validity of the BSA 2014-1, the Company will have the option of changing its form or object, without obtaining prior authorisation from the Holders of BSA 2014-1. In addition, the Company shall be entitled to change the rules for distributing profits, write down its capital, or create preferred shares entailing such modification or writing down, subject to the prior authorisation to be delivered pursuant the terms of Article L. 228-103 of the French Commercial code and provided that the Company accordingly complies with applicable legal and/or regulatory provisions.

11.3	Subject to the powers expressly reserved by law for the general meeting of shareholders and, as the case may be, for the general meeting and for the representative of the body of Holders, the Board of directors will be empowered to take any measure relating to the protection and adjustment of the rights of Holders as provided for by the law and regulations, in particular by Article L. 228-99 of the French Commercial Code.

BSA 2014-1 Issuance Agreement

11.4	The Issuance Agreement and the conditions for the subscription or allotment of equity securities determined at the time of the issuance may only be amended by the extraordinary general meeting of shareholders of the Company, with the authorisation of the Holders obtained under the conditions provided for by law, in particular by Article L. 228-103 of the French Commercial Code.

Article 12. Binding effect – Amendment of the issuance agreement – Term – Jurisdiction

12.1	The Holders are automatically subject to this Issuance Agreement, through this subscription or acquisition of BSA 2014-1.

12.2	This Issuance Agreement becomes effective on the date of effective subscription of the BSA 2014-1 and ends on the first of the following dates: (a) the expiry date of the BSA 2014-1, (b) the date on which all the BSA 2014-1 have been exercised or waived. In addition, it will cease to be binding on each BSA 2014-1 Holder on the date on which such holder ceases to hold any BSA 2014-1.

12.3	This Issuance Agreement is subject to French law. Any dispute relating to this Issuance Agreement or relating to the application of the terms and conditions of the BSA 2014-1 will be referred to the relevant court of the district of the Cour d’appel (Court of Appeal) of the registered office of the Company.

Executed in two (2) copies

SEQUANS COMMUNICATIONS

M.

(the “Holder””)

(The Holder shall initialize each page, sign the last page and write down: “read and approved”)